United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement | Lisbon | 02 September 2015

GENERAL SHAREHOLDERS MEETING OF OI, S.A.

PHAROL, S.A. informs that following the signature together with Oi, S.A. (“Oi”) and the controlling holding companies of Oi, the relevant documentation for the corporate restructuring, which include all the provisions relevant for the implementation of the New Structure of Oi, on July 22, 2015, was called a General Shareholders Meeting for yesterday, September 1, 2015. During the works, was approved the New Structure, previously approved by ANATEL, also including:

•                  The relevant corporate actions required for the Merger of TmarPart and Oi;

•                  The new bylaws of Oi;

•                  The approval of the proposal, terms and conditions and the opening of the period for the voluntary exchange of preferred shares of Oi into ordinary shares; and

•                  The election of the Board of Directors of Oi, which will have a mandate that runs until the General Shareholders Meeting that approves the 2017 financial statements.

The new Board of Directors of Oi, S.A. is:

Incumbent Member	Alternate Member
José Mauro Mettrau Carneiro da Cunha	Fernando Marques dos Santos
Sérgio Franklin Quintella	Rubens Mário Alberto Waschlz
Luiz Antonio do Souto Gonçalves	Joaquim Dias de Castro
Ricardo Malavazi Martins	Cristiano Yazbek Pereira
Thomas Cornelius Azevedo Reichenheim	Sergio Bernstein
Rafael Luís Mora Funes	João do Passo Vicente Ribeiro
Francisco Ravara Cary	João Manuel Pisco de Castro
Luís Maria Viana Palha da Silva	Jorge Telmo Maria Freire Cardoso
André Cardoso de Menezes Navarro	Nuno Rocha dos Santos de Almeida e Vasconcellos
Robin Bienenstock	Marcos Grodetzky
Marten Pieters	Pedro Zañartu Gubert Morais Leitão

PHAROL, SGPS S.A.

Public company	PHAROL is listed on the	Luis Sousa de Macedo
Share capital Euro 26,895,375	Euronext (PHR). Information	Investor Relations Director
Registered in the Commercial	may be accessed on Bloomberg	ir@pharol.pt
Registry Office of Lisbon	under the symol PHR PL.	Tel.: +351 21 500 1701
and Corporation no. 503 215 058		Fax: +351 21 500 0800

pharol.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.